Woodside Petroleum Ltd.
GPO Box D188
Perth, Western Australia 6000

September 29, 2006

By EDGAR Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Michael Pressman, Esq.

Re:	Energy Partners, Ltd. Schedule TO-T filed on August 31, 2006, as amended, by ATS Inc. and Woodside Finance Limited (File No. 5-60717)

Dear Mr. Pressman:

In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letters sent September 7, 2006, and September 22, 2006, Woodside Petroleum Ltd. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the representations set forth above have been made by ATS Inc. and Woodside Finance Limited in a letter dated September 27, 2006, and submitted to the Commission on the same date.

WOODSIDE PETROLEUM LTD.
By:	/s/ Donald R. Voelte
Donald R. Voelte
Managing Director and Chief Executive Officer